UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-37982

AMERICAS GOLD AND SILVER CORPORATION
(Translation of registrant’s name into English)

145 King Street West, Suite 2870

Toronto, Ontario, Canada

M5H 1J8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

EXPLANATORY NOTE

We are amending our Report of Foreign Private Issuer on Form 6-K originally furnished to the U.S. Securities and Exchange Commission on November 10, 2025 (the “Original Filing”), for the purpose of (i) including as exhibits the condensed interim consolidated financial statements and the XBRL Data Files for such condensed interim consolidated financial statements. The XBRL Data Files should be read in conjunction with the condensed interim consolidated financial statements included in the Form 6-K furnished on November 10, 2025, and included again in this amendment (the “Amendment”) as Exhibit 99.1 and (ii) to correct an inadvertent typographical error on page 21 of the condensed interim consolidated financial statements included in the Form 6-K furnished on November 10, 2025, and included again in this amendment (the “Amendment”) as Exhibit 99.1.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the time of the Form 6-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAS GOLD AND SILVER CORPORATION

(Registrant)

Date: January 16, 2026	By:	/s/ Peter McRae
Peter McRae

	Title:	Chief Legal Officer and Senior Vice President Corporate Affairs

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INDEX TO EXHIBITS

Exhibits

99.1	Interim Financial Statements
99.2*	Interim Management Discussion and Analysis
99.3*	Certification of Interim Filings - CEO
99.4*	Certification of Interim Filings - CFO
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Coverage Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Previously Filed

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